Red Oak Capital Fund VI, LLC
625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546

January 24, 2023

VIA EDGAR

Victor Rivera Melendez and Ruairi Regan
Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:
Red Oak Capital Fund VI, LLC (the “Company”)

Offering Statement on Form 1-A for Series A Preferred Membership Interests

Filed December 9, 2022

File No. 024-12095

Dear Mr. Melendez and Mr. Regan:

On behalf of the Company, I respectfully request that the qualification date of the offering statement be accelerated and that the offering statement be declared qualified on January 26, 2023 at 4:00 p.m. ET, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●
the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Gary Bechtel
Gary Bechtel